EXHIBIT 77C
FLAHERTY & CRUMRINE PREFERRED INCOME FUND INCORPORATED
(the "Fund")

	On April 21, 2009, the Fund held its Annual Meeting of
Shareholders (the "Annual Meeting") for the following purpose: election of Directors of the Fund ("Proposal 1").
The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

Name                             For          Withheld

Common Stock
Robert F. Wulf                 9,043,485        445,348

Preferred Stock
Donald F. Crumrine                 316             0


David Gale, Morgan Gust and Karen H. Hogan continue to serve in their capacities as Directors of the Fund.